

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2018

Edmund Hen
Chief Financial Officer
China Ceramics Co., Ltd
Junbing Industrial Zone, Anhai, Jinjiang City
Fujian Province, PRC

 Re: China Ceramics Co., Ltd
 Registration Statement on Form F-3
 Filed April 16, 2018
 File No. 333-224302

Dear Mr. Hen:

 We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed April 16, 2018

General

1. We note that your registration statement contains audited financial statements for the fiscal year ended December 31, 2016. Please be advised that we cannot accelerate the effective date of your registration statement until you have updated your financial statements in accordance with Item 8.A of Form 20-F. Please see Item 5(b)(2) of Form F-3.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction